Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND PREFERRED DIVIDENDS

SYNALLOY CORPORATION

	For the Nine Months Ended October 3, 2015	For the Fiscal Years
		2014	2013	2012	2011	2010
	(Dollars in thousands)
Income from continuing operations before income taxes	$9,946	$18,005	$4,108	$5,877	$3,670	$(969)

Fixed charges:
Interest expense (1)	977	1,092	1,357	601	141	54
Capitalized interest	—	—	—	—	—	—
Interest portion of rent expense (2)	184	301	348	157	47	86
Amortization of debt issuance costs	63	59	47	28	27	11

Total fixed charges	$1,224	$1,452	$1,752	$786	$215	$151

Fixed charge adjustments	—	—	—	—	—	—

Earnings	$11,170	$19,457	$5,860	$6,663	$3,885	$(818)

Ratio of earnings to fixed charges	9.13	13.40	3.34	8.48	18.07	(5.42)

(1)	Interest expense excludes the mark-to-market adjustments for interest rate swaps relating to credit agreements entered into by the company.
(2)	Calculated as one-third of rent expense, which the company believes is a reasonable approximation of the interest factor.